

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Zhiyong Tang
Chief Executive Officer
Roan Holdings Group Co., Ltd.
147 Ganshui Lane, Yuhuangshannan Fund Town
Shangcheng District
Hangzhou, Zhejiang , China

   Re: Roan Holdings Group Co., Ltd.
    Annual Report on Form 20-F
    Filed May 15, 2023
    File No. 001-36664

Dear Zhiyong Tang:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F filed May 15, 2023

General

1. We note your response to comment 6 and reissue in full. Please disclose prominently early on in the annual report that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Explain whether your structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   We note your response to comment 8 and reissue in part. We note that you state you will include the proposed disclosure on page 34 of the Form 20-F. Please revise your disclosure so that it will appear early on in the filing.

Risk factors
Risks Related to Doing Business in China, page 3

3.   We note that you include a number of risk factors related to the risks of doing business in China stemming from the control that the Chinese and Hong Kong governments can exert over most businesses, and financial services companies in particular. We also note recent statements by the Central Financial Work Conference in October, as well as policy documents published on December 1, 2023, which indicate that the primary function of the industry is to support the growth of China, as opposed to the pursuit of profits by individual firms. In your next 20-F, as well as any other relevant filing, add risk factor disclosure that addresses the impact of the control exerted by governmental agencies in China and Hong Kong that may require you to take actions that might not directly serve the interests of your shareholders.

Newly enacted Holding Foreign Companies Accountable Act, page 13

4.   We note your response to comment 3 and reissue in full. In your next 20-F, revise this risk factor to clarify that the original three year non-inspection period contemplated by the Holding Foreign Companies Accountable Act, was reduced to a two year period by the Consolidated Appropriations Act of 2023.

We have extened loans or purchased loans, page 17

5.   We note that you have extended loans to five third-party customers that, collectively account for $26 million, which represents almost half your assets as of the end of 2022. To the extent that these loans are secured by real estate, revise your disclosure to discuss the extent to which you are dependent on the value of real estate in China. Depending on your dependency on real estate to secure your loans, add a risk factor to address the current issues in the Chinese property market, including significant difficulties among both large and small property development firms, and the possible impact on the value of individual properties in China.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Stephen M. Wurzburg